09057403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-32829 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING MARCH 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFFER ADVISORS, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN O'DAY 646-329-3051
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN + ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD (Address), WILTON (City) CT (State) 06897 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/20

# OATH OR AFFIRMATION

I, BRIAN O'DAY, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFFER ADVISORS, INC, as of DECEMBER 31, 2008, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE M. DIODATO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-DI6063664
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES 09-04-2009

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAFFER ADVISORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

**Halpern & Associates, LLC**
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Laffer Advisors Incorporated

We have audited the accompanying statement of financial condition of Laffer Advisors Incorporated, (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Laffer Advisors Incorporated as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2009

LAFFER ADVISORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

| | |
|---|---|
| Cash | $ 196,558 |
| Prepaid expenses | 3,854 |
| TOTAL ASSETS | $ 200,412 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses | $ 16,538 |
| SHAREHOLDER'S EQUITY | |
| Common stock, no par value; 10,000 shares authorized 500 shares issued and outstanding | - |
| Additional paid-In capital | 248,469 |
| Accumulated Deficit | (64,595) |
| TOTAL SHAREHOLDER'S EQUITY | 183,874 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 200,412 |

The accompanying notes are an integral part of this statement.

LAFFER ADVISORS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

FOR THE TEN MONTHS ENDED DECEMBER 31, 2008

## 1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Laffer Advisors Incorporated (the "Company") was organized in the state of Tennessee and is registered with the Securities and Exchange Commission (the "SEC")and the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer. On October 10, 2008, ownership of the Company changed when all of the issued and outstanding stock was sold to Investment Research Consortium Securities, LLC, a wholly owned subsidiary of Investment Research Consortium, LLC (the "Parent"). Subsequently, the Company was granted permission to change its fiscal year end from February 28 to December 31.

The Company was organized primarily to originate, place and act as an agent for private placement of securities, and provide advisory services. The Company elected to temporarily cease conducting its regular business while it reorganizes.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect reported amounts in the financial statements.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

As of January 1, 2008, management implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

## 3. RELATED PARTY TRANSACTION

The Company shares office space and other overhead with a company related by common ownership. For the year ended December 31, 2008, the related party elected to waive the rent and certain other expenses that would otherwise be charged to the Company.

## 4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $180,020 which exceeded the minimum requirement of $50,000 by $130,020. The Company's ratio of aggregate indebtedness to net capital ratio was .09 to 1.

## 6. SUBSEQUENT EVENTS

In 2009, the Parent plans to cease operating as Laffer Advisors Incorporated and will transfer all assets and liabilities to Investment Research Consortium Securities LLC. ("IRC Securities").

IRC Securities' registration with the SEC and FINRA as a broker/dealer is pending and is expected to be finalized in March 2009.

Upon acceptance of its regulatory registration, IRC Securities will operate as an institutional broker dealer producing research for institutional customers as well as distributing independent research. The Company will also engage in Commission Sharing Arrangements, Client Commission Arrangements and soft dollar programs. IRC Securities LLC will not sell or distribute any securities or research directly to the retail investing public.